UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place

Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: April 25, 2019	By:	/s/ Justin B. Beber
		Name:	Justin B. Beber
		Title:	Managing Partner, Head of Corporate Strategy & Chief Legal Officer

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Annual and Special Meeting of Shareholders and Availability of Investor Materials